Exhibit (e)(2)

the board of directors, its committees AND POLICIES

The Board of Directors is committed to good business practice, transparent financial reporting and the highest standards of corporate governance. To that end, the Board of Directors and its Committees continually review the Company’s governance policies and practices against the practices of other public companies, the guidance of specialists in corporate governance, the rules and regulations of the SEC, Delaware law (the state in which the Company is incorporated) and the listing standards of the NYSE. For information about Ruger’s corporate governance policies, see “CORPORATE GOVERNANCE.”

Board Leadership Structure

The Company’s By-Laws require that the Chairman of the Board be an independent, non-management Director who presides at all meetings of the Board, including meetings of the independent, non-management Directors in executive session, which generally occur as part of each regularly scheduled Board meeting. Additionally, an independent, non-management Vice Chairman is authorized to preside at stockholder, Board and executive session meetings and to act as an intermediary between the non-management Directors and management of the Company when special circumstances exist, such as the absence or disability of the non-executive Chairman of the Board.

The Board’s Role in Risk Oversight

The Board recognizes that oversight of risk management is a critical function of the Board. As such, the Board receives regular reports from senior management regarding areas of material risk to the Company, including operational, financial, legal and regulatory, strategic, reputational and industry-related risks. The full Board reviews and discusses these reports with the goal of overseeing the identification and management of, and the development of mitigation strategies for, these risks. Risk is a topic for discussion at every Board meeting, and the Board carefully oversees the identification and management of, and the development of mitigation strategies for, these risks. As new risk areas are identified, the Board reviews the emerging risk area along with mitigation strategies to ensure that the Company is continually evaluating, considering, and proactively mitigating risk.

Independent, Non-Management Directors

All of the current Directors standing for re-election other than our CEO are “independent” under the rules of the NYSE. The Board has affirmatively determined that none of Messrs. Cosentino, O’Connor, Rosenthal, Widman, Pettet, Rivers, and Timm or Ms. Wolfe, has or had a material relationship with the Company or any affiliate of the Company, either directly or indirectly, as a partner, stockholder or officer of an organization (including a charitable organization) that has a relationship with the Company, and are therefore “independent” for such purposes under the rules of the NYSE, including Rule 303A thereof.

The independent, non-management members of the Board meet regularly in executive sessions and the independent, non-executive Chairman of the Board, or in his absence, the Lead Vice Chairman (the independent, non-management Vice Chairman), leads each such meeting. John A. Cosentino, Jr. has served as the non-executive Chairman of the Board since January 1, 2025. Phillip C. Widman has served as the sole Lead Vice Chairman since January 1, 2025.

Board Refreshment Strategy and Retirement Policy

The Board recognizes the importance of a robust Board refreshment strategy, and actively seeks balance between the competing goals of embracing fresh perspectives and maintaining institutional knowledge. The Board’s primary goal is to add directors with the skills, experience and diversity necessary to optimize stockholder value in light of anticipated market challenges and opportunities. In light of these goals and in recognition of feedback from stockholders, beginning in 2024, the Board began an in-depth and robust process of Board refreshment which included an assessment of Director skills, the needs of the Company, and a rigorous search, screening, and vetting process. To support this initiative, the Board engaged a nationally recognized executive search firm to identify highly qualified director candidates with senior executive leadership experience in public and private company settings who can support the Company’s strategic priorities and executional capability.

During the Company’s recent CEO succession, continuity and stability during this critical transition were top priorities of the Board. At the same time, however, the Board recognized the need for new perspectives. Therefore, following Todd W. Seyfert’s appointment as CEO on March 1, 2025, the Board adopted a Board retirement policy requiring Directors serving on the Board at the time of adoption of the policy to step down no later than the annual meeting following their 78th birthday, with newly appointed Directors being required to step down no later than the annual meeting following their 75th birthday or after 15 years of service as a Director of the Company, whichever comes first. This policy seeks to balance maintenance of institutional knowledge with ongoing, continuous refreshment. In light of this policy, Ronald C. Whitaker is not a Director nominee and is retiring from the Board effective at the opening of the Annual Meeting.

During the past year the Board continued its attention on its refreshment strategy. In June 2025, Bruce T. Pettet was appointed to the Board of Directors, bringing valuable additional industry-relevant experience to the Board. Additionally, in February 2026, immediately following the retirement of Sandra S. Froman, Christopher J. Killoy and Rebecca S. Halstead from the Board of Directors, the Board elected Aaron R. Rivers, Stephen J. Timm and Lorin Cassidy Wolfe to fill the vacancies on the Board of Directors. These appointments, combined with the additions of Todd W. Seyfert and Bruce T. Pettet, have added five new Directors within the last twelve months.

Director Resignation Policy

In 2008, the Board of Directors established a policy whereby any Director who experiences a change in employment must submit his or her resignation to the Board for its consideration. The Board will then consider whether the change in employment has any bearing of the Director’s ability to serve on our Board, our Board’s goals regarding Board composition, or any other factors considered by them to be appropriate and relevant. Our Board will then determine whether to accept or reject the tendered resignation.

Membership and Meetings of the Board and Its Committees

Following the 2025 Annual Meeting of Stockholders, the members of the Board were John A. Cosentino, Jr., Christopher J. Killoy, Terrence G. O’Connor, Amir P. Rosenthal, Ronald C. Whitaker, Phillip C. Widman, Sandra S. Froman, Todd W. Seyfert, and Rebecca S. Halstead.

On June 19, 2025, the Board adopted Amended and Restated By-Laws, which expanded the size of the Board temporarily to ten (10) directors from nine (9) Directors until the Annual Meeting. As stated above, upon the retirement of Ronald C. Whitaker immediately upon the opening of the Annual Meeting, the size of the Board will automatically revert to nine (9) Directors. Concurrently, the Board elected Bruce T. Pettet to fill the vacancy created through such increase in the size of the Board. Subsequently, on February 22, 2026, the Company announced that each of Sandra S. Froman, Christopher J. Killoy, and Rebecca S. Halstead had retired from the Board of Directors. Following these retirements, on February 22, 2026, the Board of Directors elected each of Aaron R. Rivers, Stephen J. Timm and Lorin Cassidy Wolfe to fill the vacancies created through these retirements, effective immediately.

The Board of Directors held 11 meetings during 2025, including four regular meetings and 7 special meetings. Each Director attended at least 80% of the meetings of the Board and of the Committees on which he or she served that were held during 2025. In addition, all then-active members of the Board attended the 2025 virtual Annual Meeting of Stockholders. The Company’s policy requires Director attendance at all meetings of the Board, all Committee meetings, and the Annual Meeting of Stockholders, unless a Director has previously been excused by the Chairman of the Board for good cause.

Committee memberships, and the number of meetings of the full Board and its Committees held during 2025 are described below. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is governed by a written charter that has been adopted by the Board. A copy of each Committee’s charter is posted on the Company’s website at www.ruger.com, and is available in print to any stockholder who requests it by contacting the Corporate Secretary as set forth in “STOCKHOLDER AND INTERESTED PARTY COMMUNICATIONS WITH THE BOARD OF DIRECTORS” below.

CURRENT COMMITTEEE Membership and 2025 Meetings of the Board
and its Committees

Name	Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Risk Oversight Committee**	Capital Policy Committee**
John A. Cosentino, Jr.	Chairman	Member		Chair	N/A	N/A
Terrence G. O’Connor	Member		Member	Member	N/A	N/A
Bruce T. Pettet (from June 19, 2025)	Member			Member	N/A	N/A
Amir P. Rosenthal	Member	Chair	Member	Member	N/A	N/A
Aaron R. Rivers	Member		Member	Member	N/A	N/A
Ronald C. Whitaker	Member				N/A	N/A
Todd W. Seyfert (from March 1, 2025)*	Member				N/A	N/A
Stephen J. Timm	Member	Member	Member		N/A	N/A
Phillip C. Widman	Lead Vice Chairman	Member	Chair		N/A	N/A
Lorin Cassidy Wolfe	Member	Member			N/A	N/A
Total Number of Meetings in 2025	10	4	2	2	1	1

*        As a non-independent, management director, Mr. Seyfert is not a member of any committee

**      Formally dissolved on May 6, 2025

committees of the board

Audit Committee

The members of the Audit Committee of the Board as of the date of this Proxy Statement are John A. Cosentino, Jr., Amir P. Rosenthal, Stephen J. Timm, Phillip C. Widman, and Lorin Cassidy Wolfe. Mr. Rosenthal serves as Chairman of the Audit Committee. All members of the Audit Committee are considered “independent” for purposes of service on the Audit Committee under the rules of the NYSE, including Rule 303A thereof, and Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). All members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. In addition, the Company has determined that each of Messrs. Rosenthal, Cosentino, Timm and Widman is an audit committee financial expert as defined by the SEC rules and regulations.

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its responsibility with respect to its oversight of: (i) the quality and integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; and (iv) the performance of the Company’s internal audit function and independent auditors. In addition, the Audit Committee prepares the report required by the SEC rules included in this Proxy Statement.

Report of the Audit Committee*

Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the audited financial statements.

RSM US LLP is the independent registered public accounting firm appointed by the Company, and ratified by the Company’s stockholders on May 29, 2025, to serve as the Company’s independent auditors for the 2025 fiscal year. The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee by PCAOB Auditing Standard 1301 (Communications with Audit Committees) and the Securities and Exchange Commission. In addition, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and the Company, and has received the written disclosures and the letter from the independent auditors as required by PCAOB Ethics and Independence Rule 3526, “Communication with Audit Committees Concerning Independence” and RSM US LLP’s report regarding its internal controls as required by NYSE Rule 303A.07. The Audit Committee also has considered whether RSM US LLP’s provision of non-audit services to the Company is compatible with maintaining its independence from the Company.

The Audit Committee discussed with the independent auditors the overall scope and plans for their audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during fiscal year 2025.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the Securities and Exchange Commission.

____________

*        The report of the Audit Committee shall not be deemed to be “soliciting material’ or to be “filed” with the SEC or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act.

The Audit Committee’s responsibility is to monitor and oversee the audit and financial reporting processes. However, the members of the Audit Committee are not practicing certified public accountants or professional auditors and rely, without independent verification, on the information provided to them and on the representations made by management and the report issued by RSM US LLP.

MEMBERS OF THE AUDIT COMMITTEE
Amir P. Rosenthal, Chairman John A. Cosentino, Jr. Terrence G. O’Connor Ronald C. Whitaker Phillip C. Widman

Compensation Committee

The members of the Compensation Committee of the Board as of the date of this Proxy Statement are Terrence G. O’Connor, Aaron R. Rivers, Amir P. Rosenthal, Stephen J. Timm and Phillip C. Widman. Mr. Widman serves as Chairman of the Compensation Committee. Messrs. O’Connor, Rivers, Rosenthal, Timm, and Widman are considered “independent” under the rules of the NYSE, including Rule 303A.

The purposes of the Compensation Committee are: (i) discharging the responsibilities of the Board with respect to the compensation of the Chief Executive Officer of the Company, the other executive officers of the Company and members of the Board; (ii) establishing and administering the Company’s cash-based and equity-based incentive programs; and (iii) producing an annual report on executive compensation to be included in the Company’s annual Proxy Statement, in accordance with the rules and regulations of the NYSE and the SEC, and any other applicable rules or regulations. The Compensation Committee has the authority to form and delegate authority to one or more subcommittees, made up of one or more of its members, as it deems appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

During the 2025 fiscal year, none of the Company’s executive officers served on the Board of Directors of any entities whose directors or officers serve on the Company’s Compensation Committee. No current executive officers of the Company serve on the Compensation Committee.

Compensation Committee Report on Executive Compensation*

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE
Phillip C. Widman, Chairman Terrence G. O’Connor Amir P. Rosenthal Stephen J. Timm Aaron R. Rivers

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee of the Board as of the date of this Proxy Statement are John A. Cosentino, Jr., Terrence G. O’Connor, Amir P. Rosenthal, Bruce T. Pettet, and Aaron R. Rivers. Mr. Cosentino serves as Chair of the Nominating and Corporate Governance Committee.

____________

*        The report of the Compensation Committee shall not be deemed to be “soliciting material’ or to be “filed” with the SEC or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act.

The Nominating and Corporate Governance Committee is responsible for identifying, vetting and nominating potential Directors and establishing, maintaining and supervising the corporate governance program. Some of these responsibilities are discussed in more detail below.

The Nominating and Corporate Governance Committee has adopted criteria for the selection of new Directors, including, among other things, career specialization, technical skills, strength of character, independent thought, practical wisdom, mature judgment and cultural, gender and ethnic diversity. The Committee considers experience serving as a chief executive or financial officer (or another, similar position) in finance, audit, manufacturing, advertising, military or government, and knowledge and familiarity of firearms and the firearms industry to be important qualifications for Directors. The Committee will also consider any such qualifications required by law or applicable rule or regulation, and questions of independence and conflicts of interest. In addition, the following characteristics and abilities, as excerpted from the Company’s Corporate Board Governance Guidelines, are important considerations of the Nominating and Corporate Governance Committee:

•        Personal and professional ethics, strength of character, integrity and values;

•        Success in dealing with complex problems or having excelled in a position of leadership;

•        Sufficient education, experience, intelligence, independence, fairness, ability to reason, practicality, wisdom and vision to exercise sound and mature judgment;

•        Cultural, gender and ethnic diversity;

•        Stature and capability to represent the Company before the public and the stockholders;

•        The personality, confidence and independence to undertake full and frank discussion of the Company’s business assumptions;

•        Willingness to learn the business of the Company, to understand all Company policies and to make themselves aware of the Company’s finances;

•        Willingness at all times to execute their independent business judgment in the conduct of all Company matters; and

•        Diversity of skills, attributes and experience which augment the composition of the Board in execution of its oversight responsibilities to the benefit to the Company.

The charter also grants the Nominating and Corporate Governance Committee the responsibility to identify and meet individuals believed to be qualified to serve on the Board and recommend that the Board select candidates for directorships. The Nominating and Corporate Governance Committee’s process for identifying and evaluating nominees for Director, as set forth in the charter, includes inquiries into the backgrounds and qualifications of candidates. These inquiries include studies by the Nominating and Corporate Governance Committee and may also include the retention of a professional search firm to assist it in identifying or evaluating candidates.

The Nominating and Corporate Governance Committee has a written policy that states it will consider Director candidates recommended by stockholders. There is no difference between the manner in which the Nominating and Corporate Governance Committee will evaluate nominees recommended by stockholders and candidates recommended by other sources. This consideration of stockholder recommendations is separate from stockholder nominations of directors made pursuant to the advance notice provisions set out in the Company’s By-Laws and pursuant to Section 14 of the Exchange Act. See “Certain Questions and Answers Relating to This Proxy Solicitation — When are stockholder proposals due for next year’s annual meeting of stockholders?” for further information on the advance notice provisions by which stockholders can submit director nominees for election. All recommendations for nomination of Directors should be sent to the Corporate Secretary, Sturm, Ruger & Company, Inc., 1 Lacey Place, Southport, CT 06890.

director compensation

The Board believes that compensation of the Company’s non-management Directors should be a combination of cash and equity-based compensation to align Director compensation with the success of the Company. The Directors and the Compensation Committee annually review Director compensation utilizing published compensation studies and regularly employ independent pay advisors to review, benchmark and make recommendations related to Director compensation. Any recommendations for changes are made to the full Board by the Compensation Committee.

Directors’ Fees and Other Compensation

Effective June 1, 2025, following the review process discussed above, the Board approved the following fee schedule for non-management Director retainers:

Chairman of the Board	$233,000
Lead Vice Chairman	$183,000
Vice Chairman	$145,000
All others	$143,000

The retainer compensation is paid as 2/3 in cash and 1/3 in one-year restricted stock grants. In addition to the annual retainer fees, all non-management Directors receive annual long-term equity compensation of $65,000 paid in the form of restricted stock units (“RSUs”) that cliff vest after three years. All non-management Directors also receive long-term equity compensation of $100,000, in the form of RSUs that cliff vest after five years, upon joining the Board of Directors.

Committee Chairpersons receive the following additional annual retainer:

Audit	$20,000
Compensation	$15,000
Nominating and Corporate Governance	$12,000

Todd W, Seyfert, the Company’s Chief Executive Officer, did not receive compensation for his service as a member of the Board of Directors. Mr. Christopher J. Killoy, the Company’s former Chief Executive Officer and Special Advisor, and current consultant, did not receive compensation for his service as a member of the Board of Directors during his time as Chief Executive Officer and Special Advisor, but began receiving compensation for his service on the Board of Directors following his resignation as an employee on May 29, 2025 and once he became a consultant. Both Mr. Seyfert and Mr. Killoy were Named Executive Officers in 2025. For a description of their compensation, see “COMPENSATION DISCUSSION AND ANALYSIS” and “EXECUTIVE COMPENSATION” below.

On May 29, 2025, the annual retainer compensation awarded as restricted shares on May 31, 2024 vested and the related shares were released to the then-current non-management Directors. On June 1, 2025, the long-term RSUs awarded on June 1, 2022 vested and the related shares were issued to the then-current non-management Directors. In addition, on May 30, 2025, the then-current non-management Directors were granted their 2025 annual retainer compensation awarded as restricted stock and their long-term awards of RSUs. Because, as of May 30, 2025, Mr. Killoy was serving as a non-management Director, Mr. Killoy received such annual awards. On July 1, 2025, Mr. Pettet was granted his 2025 annual retainer compensation awarded as restricted stock and his long-term awards of RSUs. He also received his initial RSU grant. Such restricted share and RSU grants were as follows:

	Annual RSUs	Restricted Shares	Initial RSUs
John A. Cosentino, Jr	1,986	2,296	-
Phillip C. Widman	1,986	1,694	-
Christopher J. Killoy	1,986	1,324	-
Ronald C. Whitaker	1,986	1,324	-
Rebecca S. Halstead	1,986	1,324	-
Amir P. Rosenthal	1,986	1,509	-
Terrence G. O’Connor	1,986	1,435	-
Sandra S. Froman	1,986	1,435	-
Bruce T. Pettet	1,992	1,328	2,786

Directors are covered under the Company’s business travel accident insurance policy for $1,000,000 while traveling on Company business, and are covered under the Company’s director and officer liability insurance policies for claims alleged in connection with their service as Directors.

All Directors were reimbursed for reasonable out-of-pocket expenses related to attendance at Board, Committee and stockholder meetings.

DIRECTORS’ COMPENSATION TABLE FOR YEAR 2025

The following table reflects the compensation received during the 2025 fiscal year by each non-management Director.

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	Other Compensation ($)	Total Director Compensation (3) ($)
John A. Cosentino, Jr.	$152,805	$154,167	$451	$307,423
Phillip C. Widman	$117,545	$132,500	-	$250,045
Amir P. Rosenthal	$105,048	$125,833	$451	$231,332
Terrence G. O’Connor	$99,715	$112,333	$451	$212,499
Sandra S. Froman	$99,715	$112,333	$451	$212,499
Ronald C. Whitaker	$91,715	$119,167	$451	$211,333
Rebecca S. Halstead	$91,715	$119,167	$451	$211,333
Bruce T. Pettet (4)	$50,809	$219,167	$451	$270,427
Michael O. Fifer	$39,835	-	$451	$40,286

Notes to Directors’ Compensation Table

(1)    See “DIRECTORS’ FEES AND OTHER COMPENSATION” above.

(2)    Represents aggregate grant date fair value of non-qualified equity awards made to each non-management Director on May 30, 2025 under the 2023 Stock Incentive Plan in accordance with the Director annual fee schedule approved in June 2025 and described in “DIRECTORS’ FEES AND OTHER COMPENSATION” above. The amounts shown represent the full grant date fair value of the awards, using the actual grant date share price and calculated in accordance with the provisions of FASB ASC 718, and are shown at the maximum number of shares or RSUs expected upon the attainment of the time-based vesting of the awards. For a description of the assumptions applied in these calculations, see Note 16 to our consolidated financial statements for the year ended December 31, 2025 (which are included in our Form 10-K for the fiscal year ended December 31, 2025). The aggregate number of restricted shares and RSUs, respectively, that were outstanding as of December 31, 2025 were: Mr. Cosentino – 2,296 restricted shares and 4,705 RSUs; Mr. Widman – 1,694 restricted shares and 4,705 RSUs; Mr. Rosenthal – 1,509 restricted shares and 4,705 RSUs; Mr. O’Connor – 1,435 restricted shares and 4,705 RSUs; Ms. Froman – 1,435 restricted shares and 4,705 RSUs; Mr. Whitaker – 1,324 restricted shares and 4,705; RSUs; Ms. Halstead – 1,324 restricted shares and 6,183 RSUs; Mr. Pettet – 1,328 restricted shares and 4,778 RSUs; and Mr. Fifer – 0 restricted shares and 2,719 RSUs.

(3)    The Company’s non-management Directors do not receive non-equity incentive plan compensation, stock options, pension benefits or non-qualified deferred compensation.

(4)    Mr. Pettet was appointed to the Board of Directors, effective June 19, 2025.

Directors’ and Executive Officers’ Beneficial Equity Ownership

The Board has established a minimum equity ownership requirement for independent, non-management Directors of five times their annual base cash retainer to be achieved within five years of the date of a Director’s election. As Directors are expected to hold a meaningful ownership position in the Company, a significant portion of overall Director compensation is intended to be in the form of Company equity. This has been partially achieved through the annual RSU awards, as discussed above, made to the Directors under the 2017 Stock Incentive Plan and 2023 Stock Incentive Plan. The Board has also established a minimum equity ownership requirement for the Company’s Chief Executive Officer of five times his base salary, and for Senior Vice Presidents of two times their base salary to be achieved within five years of their appointment. The current amounts of Common Stock beneficially owned by each Director and Named Executive Officer may be found in the “BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT TABLE” below.

BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT TABLE

The following table sets forth certain information as of April 13, 2026 as to the number of shares of the Company’s Common Stock beneficially owned by each Director, Named Executive Officer and all Directors and Executive Officers of the Company as a group. Applicable percentage ownership is based on 15,948,066 shares of Common Stock outstanding as of such date.

Name	Beneficially Owned Shares of Common Stock	Stock Options Currently Exercisable or to Become Exercisable within 60 days after March 24, 2026	Total Shares Beneficially Owned	Percent of Class
John A. Cosentino, Jr.	25,144	-	25,144	*
Phillip C. Widman	40,208	-	40,208	*
Amir P. Rosenthal	20,049	-	20,049	*
Terrence G. O’Connor	18,306	-	18,306	*
Ronald C. Whitaker	34,256	-	34,256	*
Bruce T. Pettet	6,606	-	6,606	*
Aaron R. Rivers	3,728	-	3,728	*
Stephen J. Timm	3,728	-	3,728	*
Lorin Cassidy Wolfe	3,728	-	3,728	*
Christopher J. Killoy	161,414	-	161,414	1.0%
Todd W. Seyfert	161,800	-	161,800	1.0%
Thomas A. Dineen	99,534	-	99,534	*
Kevin B. Reid, Sr.	50,070	-	50,070	*
Sarah F. Colbert	37,224	-	37,224	*
Shawn C. Leska	43,193	-	43,193	*
Robert J. Werkmeister	45,774	-	45,774	*
Directors and executive officers as a group: (a group of 17 persons)	617,548	-	617,548	3.7%

Notes to Beneficial Ownership Table

*       Beneficial owner of less than 1% of the outstanding Common Stock of the Company.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s Officers and Directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, Directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of the Section 16(a) report forms furnished to the Company and written representations that no other reports were required, with respect to the period from January 1, 2025 through December 31, 2025, (including with respect to prior years), all such forms were filed in a timely manner by the Company’s Officers, Directors and greater than 10% beneficial owners, except for the vesting of RSUs for Mr. Seyfert on March 3, 2025, for which a Form 4 was filed on March 11, 2025, the grant to Ben P. Quinn of RSUs on April 14, 2025, for which the Form 4 was filed on May 2, 2025 and the late filing of a Form 3 for Mr. Quinn on May 2, 2025.

New Chief Financial Officer

On March 27, 2026, Ruger announced the appointment of Andrew Wieland, age 40, as Senior Vice President and Chief Financial Officer, following the planned transition of Thomas A. Dineen.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The Board has a policy of monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related-party transactions. The Company’s Code of Business Conduct and Ethics provides that, in order to ensure that the Company’s business decisions are not influenced by self-interest, transactions involving an actual or apparent conflict of interest on the part of an employee, Officer or Director may only be undertaken if (i) the conflicting interest is fully disclosed to the individual’s immediate supervisor, personnel manager, facility director or the General Counsel (or in the case of an Officer or Director, to the Board), (ii) the individual with the conflict of interest takes no part in the consideration and approval of the transaction and (iii) the transaction is approved only by persons who do not have a conflict of interest.

The Company contracted with the National Rifle Association (“NRA”) for some of its promotional and advertising activities. The Company paid the NRA $0.7 million in 2025. Ms. Froman, a member of our Board during 2025, served as a Member of the Board of the NRA and did not receive any portion of the payments made by the Company to the NRA.

The Company is a member of the National Shooting Sports Foundation (“NSSF”), the firearm industry trade association. The Company paid the NSSF $0.3 million in 2025. Mr. Killoy served as a member of the Board of the NSSF in 2025 and did not receive any portion of the payments made by the Company to the NSSF.

As discussed below under “EXECUTIVE EMPLOYMENT AGREEMENTS,” on February 20, 2025, the Company entered into the Amended Killoy Agreement (as defined below) with Mr. Killoy, who was then serving as the Chief Executive Officer of the Company, which provides for: (i) Mr. Killoy to continue to serve as Chief Executive Officer of the Company until March 1, 2025 and to resign from such position on such date, (ii) Mr. Killoy to thereafter be employed as Special Advisor to the CEO and Board of Directors following such resignation until the date of the Company’s 2025 Annual Meeting of Stockholders, at his then-present rate of compensation, (iii) Mr. Killoy to resign from his position as Special Advisor to the CEO and Board of Directors on the date of the Company’s Annual Meeting of Stockholders and thereafter be engaged by the Company as a consultant for a period of 36 months, (iv) the Company to compensate Mr. Killoy for such consulting services at the rate of $275,000 per annum during such consulting period, (v) the continued vesting of Mr. Killoy’s restricted stock unit awards as if Mr. Killoy remained employed as the CEO of the Company, and (vi) a prohibition against Mr. Killoy engaging in certain activities that compete or interfere with the Company during the period he is providing services under the Amended Killoy Agreement. The compensation paid to Mr. Killoy under the Amended Killoy Agreement is not related to, or predicated upon, his past, present, or future service as a Director.

As discussed below under “EXECUTIVE EMPLOYMENT AGREEMENTS,” on January 15, 2025, the Company entered into the Seyfert Agreement (as defined below) with Mr. Seyfert, the President and Chief Executive Officer of the Company, which provides for: (i) Mr. Seyfert to serve as President and Chief Executive Officer of the Company starting on March 1, 2025, Mr. Seyfert’s nomination for election to the Company’s Board at the 2025 Annual Meeting of Stockholders described herein and, subject to the approval of the Company’s stockholders at the Meeting, that Mr. Seyfert will join the Company’s Board as a director thereafter, (ii) the Company to pay Mr. Seyfert a base salary at a rate of not less than $750,000 per annum, (iii) Mr. Seyfert to be eligible to receive, during the period he serves as Chief Executive Officer of the Company, an annual target cash bonus equal to 100% of his Base Salary (as defined therein), and annual performance equity-based incentive compensation and annual retention equity-based incentive compensation, each equal to 125% of his Base Salary, (iv) Mr. Seyfert to receive up to $345,000 in cash from the Company to compensate Mr. Seyfert for vested or earned incentive compensation with respect to the performance of Mr. Seyfert or his former employer in 2024 that was forfeited by Mr. Seyfert with respect to his prior employment as a result of entering into the Seyfert Agreement and performing his obligations thereunder, (v) Mr. Seyfert to receive a one-time award of 40,000 RSUs (as defined therein), which shall convert into shares of the Company’s Common Stock on a one-to-one basis when vested, a portion of which shall be subject to time-based vesting and a portion of which shall be subject to performance-based vesting, (vi) if Mr. Seyfert is terminated by the Company without Cause (as defined therein) or if Mr. Seyfert terminates his employment with Good Reason (as defined therein), in each case prior to any Change in Control (as defined therein) of the Company, (a) Mr. Seyfert shall be entitled to receive a lump sum cash payment equal to 18 months of Base Salary, (b) the prorated portion of Mr. Seyfert’s then-outstanding Retention Restricted Stock Unit Awards and Performance Restricted Stock Unit Awards shall vest and be paid in accordance with their terms and (c) Mr. Seyfert shall be entitled to continued medical insurance benefits for the period not to exceed 18 months from the date Mr. Seyfert’s employment with the Company terminates, (vii) if a Change in

Control occurs and, within 24 months thereafter, if Mr. Seyfert is terminated by the Company without Cause or if Mr. Seyfert terminates his employment with Good Reason, (a) Mr. Seyfert shall be entitled to receive a lump sum cash payment equal to 24 months of Annual Compensation (as defined therein), (b) Mr. Seyfert’s then-outstanding Retention Restricted Stock Unit Awards and Performance Restricted Stock Unit Awards shall fully vest and be paid in a lump sum equal to the cash value of the subject vested shares of Common Stock as of the effective date of such Change in Control and (c) Mr. Seyfert shall be entitled to continued medical insurance benefits for the period not to exceed 24 months from the date Mr. Seyfert’s employment with the Company terminates and (viii) a prohibition against Mr. Seyfert engaging in certain activities that compete or interfere with the Company during his employment with the Company and for 2 years thereafter. The compensation paid to Mr. Seyfert under the Seyfert Agreement is not related to, or predicated upon, his past, present or future service as a Director.

On November 25, 2024, the Company entered into Severance Agreements (each, a “Severance Agreement”) with each of Thomas A. Dineen, Kevin B. Reid, Sr., Shawn C. Leska, Robert J. Werkmeister, and Sarah F. Colbert. Each Severance Agreement provides for severance benefits, if, during the term of such Severance Agreement: (i) prior to the occurrence of a Change in Control (as defined therein), the Company terminates the employment of such named executive officer without Cause (as defined therein) or such named executive officer terminates his or her employment for Good Reason (as defined therein); or (ii) within 24 months after the effective date of a Change in Control, the Company terminates the employment of such named executive officer without Cause or such named executive officer terminates his or her employment for Good Reason.

Each Severance Agreement provides for severance benefits consisting of the following primary components:

•        if, prior to the occurrence of a Change in Control, the Company terminates the employment of such named executive officer without Cause or such named executive officer terminates his or her employment for Good Reason, (i) such named executive officer shall be entitled to a lump sum cash payment equal to 18 months of Base Annual Salary (as defined therein); (ii) the prorated portion of such named executive officer’s then-outstanding Retention Restricted Stock Unit Awards and Performance Restricted Stock Unit Awards shall vest and be paid in accordance with their terms; and (iii) such named executive officer shall be entitled to continued medical insurance benefits for the period not to exceed 18 months from the date such named executive officer’s employment with the Company terminates; or

•        if, within 24 months after the effective date of a Change in Control, the Company terminates the employment of such named executive officer without Cause or such named executive officer terminates his or her employment for Good Reason, (i) such named executive officer shall be entitled to a lump sum cash payment equal to 24 months of such named executive officer’s Annual Compensation (as defined therein); (ii) such named executive officer’s then-outstanding Retention Restricted Stock Unit Awards and Performance Restricted Stock Unit Awards shall fully vest and be paid in a lump sum equal to the cash value of the subject vested shares of Common Stock as of the effective date of such Change in Control; and (iii) such named executive officer shall be entitled to continued medical insurance benefits for the period not to exceed 24 months from the date such named executive officer’s employment with the Company terminates.

Each Severance Agreement has a one-year term, subject to automatic extension for additional one-year periods on each anniversary of the date it was entered into by the parties unless (i) the named executive officer gives notice of his or her intent to terminate their employment, or otherwise terminates their employment, before such date or (ii) the Company gives written notice to the named executive officer of the termination of such automatic extensions at least 360 days prior to such date.

On February 20, 2025, the Company entered into a transition agreement (the “Reid Agreement”), effective as of June 30, 2025, with Kevin B. Reid, Sr., who resigned as Vice President, General Counsel and Corporate Secretary of the Company effective as of June 30, 2025. The Reid Agreement provides for (i) Mr. Reid to continue working for the Company as Senior Counsel until his retirement on June 30, 2026, and (ii) the Company to provide Mr. Reid with base salary of $400,000 per annum from June 30, 2025 through June 30, 2026.

There were no other related-party transactions in 2025.

COMPENSATION DISCUSSION AND ANALYSIS

How Did the Company Perform in 2025 and How Did We Compensate Our Executives?

Firearms retail activity in 2025, as determined by the National Instant Criminal Background Check System and adjusted by the National Shooting Sports Foundation, declined for the fourth consecutive year. Our leadership teams and dedicated workforce continued to focus on the long-term goal of generating stockholder value. The Company entered 2026 with a strong, debt-free balance sheet, better balanced inventory positions at our independent distributors, and a pipeline of new products recently launched into the market and others still under development.

Highlights of 2025 include:

•        Adjusted diluted earnings per share of $0.84, excluding certain costs due to their non-recurring nature related to 1) inventory and related other asset write-offs, 2) product rationalization and SKU reductions, 3) organizational realignment, 4) the protection of stockholder rights, and 5) the senior leadership transition.

•        $54.3 million of cash generated from operations and EBITDA of $29.5 million.

•        Enhancement of our catalog of products with innovative new firearms that were met with strong demand in the marketplace. Our major new product launches in 2025 included:

•        Glenfield by Ruger rifle,

•        Red Label III shotgun,

•        Harrier rifle,

•        continued expansion of

o       Marlin rifles,

o       the American Rifle Gen II family,

o       and the RXM lineup.

•        New product sales, which include only major new products that were introduced in the past two years, were $169.5 million, or 33%, of firearm sales.

•        The Company completed the asset purchase of Anderson Manufacturing (“Anderson”), a manufacturer of firearms and firearm accessories based in Hebron, Kentucky, for $15.8 million in cash. This strategic purchase included Anderson’s manufacturing facility, equipment and machinery, inventory, certain assets and liabilities, and all intellectual property related to Anderson. The acquisition provided Ruger the opportunity to work with a skilled and experienced workforce, strengthen its production capabilities and expand its product offerings. The transaction was funded by the Company with cash on hand.

•        Returning $36.2 million to stockholders through:

•        $10.1 million payment of dividends, and

•        $26.1 million through the repurchase of 733,000 shares of the Company’s common stock in the open market.

•        Ending the year with cash and short-term investments of $92.5 million and no debt.

Based on 2025 performance, the Compensation Committee made the following compensation determinations with respect to the 2025 compensation for our Named Executive Officers:

•        Authorized a Company-wide profit-sharing pool equal to 15% of the adjusted operating profit after full accrual of the profit sharing and bonuses; and

•        Determined that the performance criteria for the 2025, 2024, and 2023 annual performance-based equity awards were at least partially achieved. To date, achievement of the 2025, 2024 and 2023 awards total 1%, 3%, and 9%, respectively.

What are the Company’s Philosophy and Objectives Regarding Compensation?

The Company’s executive compensation program is designed to align and reward both corporate and individual performance in an environment that reflects commitment, responsibility and adherence to the highest standards of ethics and integrity. Recognition of both individual contributions as well as overall business results permits an ongoing evaluation of the relationship between the size and scope of the Company’s operations, its performance and its executive compensation.

As a result of the Company’s equity and non-equity incentive plan awards, more than one half of the Named Executive Officers’ target compensation is considered “at risk” and linked directly to corporate performance.

What are the Elements of the Company’s Executive Remuneration and the Objectives of Each?

Remuneration Element	Description	Primary Objectives
Base Salary	Reflects fixed compensation.	• Attract and retain employees over time • Provide a base level of total compensation to reflect an individual’s role and responsibilities
Annual Non-Equity Incentives	Comprised of a performance-based annual bonus and a profit-sharing program.	• Focus executives and employees on important short-term Company-wide performance goals • Recognize and reward overall annual business results and individual/team contributions
Equity Compensation

Certain executives also receive annual awards of RSUs. Certain of these awards have performance-based criteria and others have time-based vesting criteria.

Performance criteria include return on net operating assets, achievement of strategic initiatives, and total shareholder return.

•   Focus executives and employees on important long-term Company-wide performance goals including increases to the Company’s stock price over a period of several years, growth in its earnings, return on net operating assets, achievement of strategic initiatives, and other measurements of corporate performance

•   Align our executives with the interests of stockholders and deliver a superior rate of return

•   Retain executives and employees over time

Health, Welfare and Retirement Benefits	Generally reflect those benefits provided to our broad employee population.	• Attract and retain employees over time • Provide for the safety, security and wellness of employees
Severance Arrangements	Specific severance agreements for Officers that provide benefits when employment terminates by the Company without cause or by the Officer with good reason.	• Facilitate the Company’s ability to attract and retain talented executives • Encourage executives and employees to remain focused on the Company’s business during times of corporate change

How Does the Company Determine the Amount/Formula for Each Element?

Generally, each element of compensation, including base salaries and performance-based bonus and equity incentive opportunities, is evaluated independently and collectively to determine whether it is competitive and reasonable within the market, as further described below. Each component of the target compensation for each of the Named Executive Officers is recommended by the Compensation Committee to the Board after:

•        Evaluating each executive’s current responsibilities and the scope and performance of the operations under their management;

•        Reviewing their individual experience and performance; and

•        Evaluating the balance of equity and non-equity compensation for each executive with the goal of fairly rewarding individual and group performance results.

The Compensation Committee also periodically evaluates components of each Named Executive Officer’s target compensation using benchmarking studies, as reported in the Company’s proxy statements for prior fiscal years. The Compensation Committee retained an independent compensation consultant to prepare benchmarking studies for the 2025 fiscal year, and the compensation consultant also evaluated the Company’s compensation structure, including the elements of compensation and the total target compensation, for the Named Executive Officers.

As a result of multiple benchmarking studies and the compensation review in 2025, the Compensation Committee concluded that the total compensation of its executives fell within the parameters set by the Compensation Committee and meaningfully aligns executive compensation to Company performance.

How are Salaries Determined?

Salaries for executive officers are determined by considering the following factors without applying any specific formula to determine the weight of each factor:

•        Current responsibilities of the Officer’s position, the scope and performance of the operations under their management;

•        The experience and performance of the individual;

•        Market rates for compensation of new executives being recruited to the Company and by comparing those salaries to recruiting offers made to the Company’s executives by competitors; and

•        Historical salaries paid by the Company to officers having certain duties and responsibilities.

Mr. Seyfert’s salary is set forth in the Seyfert Agreement described below.

Mr. Killoy served as our Chief Executive Officer until March 1, 2025, then as our Special Advisor until the 2025 annual meeting of stockholders, during which time his base salary was set forth in the Amended Killoy Agreement described below. Upon termination of his service as an employee, Mr. Killoy commenced service as a consultant to our Company and his consulting fees are set forth in the Amended Killoy Agreement. As described in “DIRECTORS’ FEES AND OTHER COMPENSATION” above, Mr. Killoy also receives cash compensation for his service on our Board of Directors.

NAMED EXECUTIVE OFFICERS’ BASE SALARIES

Name	2025 Base Salary	Effective Date
Todd W. Seyfert	$750,000	March 1, 2025
Christopher J. Killoy	$825,000	Through May 29, 2025
Thomas A. Dineen	$475,000	Through 2025
Kevin B. Reid, Sr.	$400,000	Through 2025
Shawn C. Leska	$350,000	Until August 16, 2025
	$385,000	From August 16, 2025
Robert Werkmeister	$350,000	Until August 16, 2025
	$385,000	From August 16, 2025
Sarah F. Colbert	$350,000	Until August 16, 2025
	$385,000	From August 16, 2025

How are Profit Sharing and Bonuses Determined?

Profit Sharing

The Company offers profit sharing to all of its employees. The amount of profit sharing is formula-based and is determined by the operating results of the Company. All employees, not just our Named Executive Officers, participate in the program pro rata based on their actual base salary or hourly wage compensation. The amount of earnings that is paid quarterly as profit sharing is authorized by the Board of Directors, and is typically 15% of Adjusted Operating Profit (“AOP”) after accrual for all bonuses and profit sharing. AOP is a non-GAAP measure of operating profit adjusted to eliminate the impact of LIFO income or expense, overhead and direct labor rate changes, excess and obsolete inventory reserve changes and other income or expenses that we believe are related to longer periods of time, such as product recalls. See the following reconciliation.

AOP Reconciliation (in thousands) – Year Ended December 31, 2025
GAAP Operating loss	$(12,299)
Inventory rationalization	17,002
Product rationalization and SKU reduction	6,378
Organizational realignment	3,181
Stockholder rights	950
Senior leadership transition	2,196
Hebron losses (during year of acquisition)	4,711
Other	(122)
Adjusted Operating Profit (AOP)	$ 21,997

Based upon our 2025 AOP results of approximately $22.0 million, our Named Executive Officers received the following profit sharing in 2025:

Name	2025 Profit Sharing
Todd W. Seyfert	$15,948
Christopher J. Killoy	$16,360
Thomas A. Dineen	$14,674
Kevin B. Reid, Sr.	$12,358
Shawn C. Leska	$11,098
Robert J. Werkmeister	$11,098
Sarah F. Colbert	$11,098

Annual Performance-Based Non-equity Incentive (the annual Cash Bonus)

The Company offers an annual performance-based non-equity incentive award (i.e., cash bonus) to all but its most junior grade of employees. The amounts of the performance-based incentive award are based on a target compensation value for each individual and are authorized by the Board of Directors, which target amounts are set forth below.

Performance-Based Non-Equity Awards
Name	March 2025 Base Salary	2025 Target Award
		% of Salary	$ Value
Todd W. Seyfert	$750,000	100%	$750,000
Christopher J. Killoy	$825,000	100%	$825,000
Thomas A. Dineen	$475,000	75%	$356,300
Kevin B. Reid, Sr.	$400,000	75%	$300,000
Shawn C. Leska	$350,000	67%	$233,500
Robert J. Werkmeister	$350,000	67%	$233,500
Sarah F. Colbert	$350,000	67%	$233,500

In 2025, the performance criteria for officers was based on the following:

•        80% Achievement of Target Income Before Income Taxes (“EBIT”)

•        20% Achievement of Non-Financial Objectives

For all other eligible employees, the performance criteria was based solely on the achievement of Target EBIT. EBIT is measured as earnings before income taxes, as adjusted for certain one-time non-cash, non-operating expenses.

In February 2025, the Board of Directors established an EBIT target for 100% achievement of the bonus at $35.7 million. The 2025 achievement percentage for the EBIT criterion would be adjusted up or down from 100% achievement by 1% for every $357,000 of EBIT above or below the established target. Per the terms of the program, the threshold for the minimum payout of 50% was 50% of the target, or $17.9 million. The maximum payout of 200% would be made if the Company achieved 200% of the target or $71.4 million.

The Company’s actual EBIT in 2025 was a loss of $7.2 million. After adjustments were made for non-operating expenses, adjusted EBIT remained below the minimum threshold of 50% of the target.

For the non-financial objectives, which addressed important issues facing the Company, including employee retention, workplace safety, product quality and delivery, new product development, and operational efficiencies, the Board of Directors determined that seven of nine specific 2025 non-financial objectives were fully achieved and that two of the other objectives had been partially achieved.

The Board of Directors evaluated executive performance in light of the headwinds the Company faced in 2025. Recognizing the committed efforts of all Company employees to strengthen the base of the business in the face of significant market challenges, the Board deemed it important to reward these successes, which included increasing full-year net sales year-over-year despite a declining market, employing substantial efforts to reorganize parts of the business, repositioning products — including elimination of models to rationalize the product base, launching new platforms — including 65 new models in the fourth quarter alone, strengthening our product pipeline and delivering increased capacity, and acquiring, integrating and onboarding our Hebron, Kentucky Facility. As a result, despite the Company’s failure to achieve certain targets, in recognition of these efforts, the Board of Directors approved a bonus for current employees on the date of the bonus payout in an amount equal to twenty percent of their annual bonus target.

How are Equity Compensation Awards Determined?

Equity compensation is a significant component of the Company’s overall compensation philosophy and is built on the principles that it should seek to align participants’ actions and behaviors with stockholders’ interests, be market-competitive, and be able to attract, motivate and retain the best employees and Directors.

Annual Awards

The annual performance-based equity award opportunity is subject to performance-based vesting terms that need to be satisfied to receive the award.

The amounts of the annual performance-based equity awards are based on a target compensation value for each Named Executive Officer and are authorized by the Board of Directors. The number of performance-based RSUs awarded are determined by taking the executive’s target award value for the performance-based equity compensation and dividing by the mean of high and low stock price on the effective date of the award. The table below shows the 2025 target performance-based equity incentive awards for each Named Executive Officer.

2025 Target Performance-Based Equity Award
Name	March 2025 Base Salary	% of Salary	$ Value	Number of RSUs Awarded
Todd W. Seyfert	$750,000	125%	$937,500	23,758
Christopher J. Killoy	$825,000	125%	$1,031,250	26,134
Thomas A. Dineen	$475,000	100%	$475,000	12,038
Kevin B. Reid, Sr.	$400,000	75%	$300,000	7,603
Shawn C. Leska	$350,000	67%	$233,450	5,916
Robert J. Werkmeister	$350,000	67%	$233,450	5,916
Sarah F. Colbert	$350,000	67%	$233,450	5,916

For the 2025 performance-based equity awards, the Compensation Committee employed vesting criteria related to return on net operating assets and total shareholder return (TSR). Return on net operating assets, which compares pre-tax income to net operating assets adjusted for cash, debt, and the LIFO reserve, is measured using three 1-year calculations, each year having equal weighting, with resulting payout as follows:

Percentage Achievement of Target	Resulting Payout (as a % of Target)
Less than 50%	No payout
50% to 100%	0% to 100%
100% to 150%	100% to 200%
Greater than 150%	200%

Any payout, to the extent earned, is made only after the 3-year performance period is completed based on Company performance measured in terms of return on net operating assets, which then may be modified as follows: (i) if the Company’s 3-year TSR increases by up to ten percent (10%), then payout will increase by up to ten percentage points (10%); and (ii) if the Company’s 3-year TSR decreases by up to ten percent (10%), then payout will decrease by up to ten percentage points (10%).

In addition, executives receive time-vesting RSUs that cliff vest 100% after three years, as long as the Named Executive Officer remains an employee on the vesting date. The Committee believes that time-vesting RSUs provide a strong retention incentive and supports our objectives of attraction and retention. These are sometimes referred to herein as retention awards, retention RSUs, Retention Restricted Stock Unit Awards or similar. Beginning with the 2020 grants, these time-vesting RSUs have been settled in cash. The table below shows the 2025 target time-vesting equity incentive awards for each Named Executive Officer.

2025 Target Time-Vesting Equity Award
Name	2025 Base Salary	% of Salary	$ Value	Number of RSUs Awarded
Todd W. Seyfert	$750,000	125%	$937,500	23,758
Christopher J. Killoy	$825,000	125%	$1,031,250	26,134
Thomas A. Dineen	$475,000	100%	$475,000	12,038
Kevin B. Reid, Sr.	$400,000	75%	$300,000	7,603
Shawn C. Leska	$350,000	67%	$233,450	5,916
Robert J. Werkmeister	$350,000	67%	$233,450	5,916
Sarah F. Colbert	$350,000	67%	$233,450	5,916

Mr. Seyfert One-Time Award

As described below, pursuant to the Seyfert Agreement, Mr. Seyfert received a one-time award of 40,000 RSUs that vest at the end of a four-year vesting period. 10,000 shares of this award are time-based and will vest if Mr. Seyfert is continuously employed by the Company and the remaining 30,000 shares are performance-based and will be earned in 10,000 share increments contingent on the average closing price for the Company’s Common Stock exceeding $45, $55, and $65, respectively, over any thirty (30) consecutive trading day period prior to the end of the vesting period and subject to Mr. Seyfert’s continuous employment.

Mr. Killoy’s Annual Director Award

Because, as of May 30, 2025, Mr. Killoy was serving as a non-management Director, Mr. Killoy received the equity awards described in “DIRECTORS’ FEES AND OTHER COMPENSATION” above.

What are the Company’s Health, Welfare and Retirement Benefits?

The Company offers the same health, welfare and retirement benefits to all salaried employees. These benefits include medical benefits, dental benefits, vision benefits, life insurance, salary continuation for short-term disability, long-term disability insurance, accidental death and dismemberment insurance, 401(k) plan and other similar benefits. Because these benefits are offered to a broad class of employees, the cost is not required by SEC rules to be included in the “SUMMARY COMPENSATION TABLE” below.

Additionally, Officers are covered under the Company’s business travel accident insurance policy for ten times their base salary, up to a maximum of $5,000,000, while traveling at any time. Officers are also covered under the Company’s director and officer liability insurance policies for claims alleged in connection with their service.

Does the Company Provide Perquisites?

The Company believes in limited perquisites for its Directors and executive officers and does not provide common perquisites such as company cars or club memberships. Authorized perquisites include discounts on Company products, which are available to all Company employees and Directors. Additionally, the Company has a Relocation Policy covering all employees based on their grade level that provides various levels of temporary living and relocation expense reimbursements, payment of related taxes, and the use of Company vehicles for business travel. Temporary living and relocation reimbursements and related tax payments for the Named Executive Officers are disclosed in the “SUMMARY COMPENSATION TABLE” below.

How is the Chief Executive Officer’s Performance Evaluated and Compensation Determined?

The Nominating and Corporate Governance Committee, the Compensation Committee and the Board as a whole annually evaluate the performance and review the compensation of the Chief Executive Officer utilizing a variety of criteria. The job objectives established for the Chief Executive Officer are:

•        To promote and require the highest ethical conduct by all Company employees and demonstrate personal integrity consistent with the Company’s Corporate Board Governance Guidelines.

•        To establish, articulate and support the vision for the Company that will serve as a guide for expansion.

•        To align physical, human, financial and organizational resources with strategies.

•        To communicate strategies and alignment in a clear manner so that every employee understands their personal role in the Company’s success.

•        To establish a succession planning process in order to select, coordinate, evaluate and promote the best management team.

•        To keep the Board informed on strategic and business issues.

Evaluation of the Chief Executive Officer’s performance with regard to these job objectives is rated on the following business skills and performance achievement:

•        Leadership: his ability to lead the Company with a sense of direction and purpose that is well understood, widely supported, consistently applied and effectively implemented.

•        Strategic Planning: his development of a long-term strategy, establishment of objectives to meet the expectations of stockholders, customers, employees and all Company stakeholders, consistent and timely progress toward strategic objectives and obtainment and allocation of resources consistent with strategic objectives.

•        Financial Goals and Systems: his establishment of appropriate and longer-term financial objectives and ability to consistently achieve these goals and ensure that appropriate systems are maintained to protect assets and control operations.

•        Financial Results: his ability to meet or exceed the financial expectations of stockholders, including improvement in operating revenue, cash flow, net income, earnings per share and share price.

•        Succession Planning: his development, recruitment, retention, motivation and supervision of an effective senior management team capable of achieving objectives.

•        Human Resources: his development of effective recruitment, training, retention and personnel communication plans and programs to provide and motivate the necessary human resources to achieve objectives.

•        Communication: his ability to serve as the Company’s chief spokesperson and communicate effectively with stockholders and all stakeholders.

•        Industry Relations: his ensuring that the Company and its operating units contribute appropriately to the well-being of their communities and industries, and representation of the Company in community and industry affairs.

•        Board Relations: his ability to work closely with the Board to keep it fully informed on all important aspects of the status and development of the Company, his implementation of Board policies, and his recommendation of policies for Board consideration.

The Chief Executive Officer’s compensation levels are determined after performance evaluations based on published and commissioned compensation studies, the Chief Executive Officer’s demonstrated abilities and contributions to the success of the Company, and the overall results of Company operations.

The Board of Directors may periodically increase the Chief Executive Officer’s compensation based on analyses of competitive compensation as discussed above.

What are the Company’s Governance Practices Regarding Compensation?

Stockholders:	The 2023 Stock Incentive Plan was approved by the stockholders at the Company’s 2023 Annual Meeting. The Company does not have any stock plans that are not stockholder-approved.
Board and Compensation Committee and Nominating and Corporate Governance Committee:

The Compensation Committee and the Board determine the compensation of the Company’s executive officers, including the individuals whose compensation is detailed in this Proxy Statement. The Compensation Committee, which is composed entirely of independent, non-management Directors, establishes and administers compensation programs and philosophies. The Compensation Committee ensures that stockholder-approved plans are administered in accordance with good governance practices and stockholder intent. The Compensation Committee is responsible for the development of our executive compensation philosophy, the recommendation of salaries, bonuses and long-term incentive compensation paid to executive officers, bonus pools for non-executive employees, retirement formulas for executive officers, deferred compensation plans, and any employment and change-in-control agreements. In addition, the performance of each executive officer is evaluated by the Nominating and Corporate Governance Committee and reported to the full Board. The full Board reviews the Compensation Committee and Nominating and Corporate Governance Committee reports and acts on recommendations of the Compensation Committee.

Management:

The Chief Executive Officer’s views regarding the performance and recommended compensation levels for the Company’s executive officers are discussed with all of the independent, non-management Directors.

What are the Company’s Governance Practices Regarding Stock Awards?

The Board has established the following practices and policies regarding stock awards:

•        The Company’s policy for setting the timing of equity grants does not allow executives to have any role in choosing the price of their equity awards;

•        The Company has never “back dated” or re-priced equity awards, and the 2017 Stock Incentive Plan and 2023 Stock Incentive Plan state that re-pricing of options or other stock awards is not allowed;

•        The Company utilizes RSUs, rather than stock options, for all employee equity awards;

•        Equity awards for employees are generally issued on the fourth business day following the public quarterly filing of the Company’s Forms 10-K or 10-Q in order to allow the investment markets adequate time to assimilate the current financial information, and, consistent with the 2023 Stock Incentive Plan approved by stockholders, valuation is based upon the price of the Company’s common stock on the NYSE on the date of issue; and

•        Annual performance-based equity awards for executive officers and certain employees are generally approved at the first Board meeting of each year and issued on the fourth business day following the public filing of the Company’s Form 10-K.

The Compensation Committee and the Board consider recommendations from the Chief Executive Officer in establishing appropriate equity awards for officers and employees. All equity awards for the Named Executive Officers have been and will continue to be subject to the approval of the Compensation Committee and ratification by the full Board.

During fiscal year 2025, the Company did not grant any stock options to its Named Executive Officers, as grants of stock options are not currently a component of the Company’s executive compensation program. Because stock options are not currently part of the Company’s executive compensation program, the Company does not have a formal policy with respect to the timing of grants of stock options.

How Does the Compensation Committee Utilize Independent Consultants?

Periodically, as provided for in the Compensation Committee Charter, the Compensation Committee retains an independent compensation consultant. The Committee determines the work to be performed by the consultant and has the ultimate authority to retain and terminate the consultant. The consultant works with management to gather data required in preparing analyses for Committee review.

How Does the Company Evaluate Its Compensation Program Risks?

The Compensation Committee evaluates risk deriving from compensation programs, and does not believe that our compensation program is reasonably likely to have a material adverse effect on the Company for the following reasons:

•        Executive compensation is structured to consist of both fixed compensation, which provides a steady income stream regardless of stock price performance, and variable incentive compensation, which is designed to reward both short-term and long-term corporate performance and stockholder returns. Fixed, base-salary compensation is both market-competitive and sufficient to make risk-taking to achieve a living wage unnecessary. Short-term cash incentive compensation is awarded based on achievement of operating profit goals, while significant weighting toward long-term equity incentive compensation based on multi-year operating performance and TSR targets discourages short-term risk-taking;

•        The variable elements of cash compensation are contingent upon the achievement of pre-determined profitability goals, and the variable elements of equity compensation are contingent upon, among other things, the Company’s return on net operating assets. Due to the nature of the Company’s business, there is minimal subjectivity in the financial results on which this compensation is based;

•        Performance goals are applicable Company-wide to our executives and employees alike to encourage consistent behavior throughout the organization;

•        Approval of the Board of Directors is required prior to the payment of any incentive compensation;

•        Equity ownership guidelines of five times base salary for the CEO and two times base salary for senior vice presidents discourage excessive risk taking by providing an incentive for executives to consider the Company’s long-term interests, because a portion of their personal investment portfolio consists of Company stock; and

•        The Company has internal controls over the measurement and calculation of performance goals, and all employees receive initial and periodic training under the Corporate Compliance Program, which cover, among other things, accuracy of books and records.

EXECUTIVE COMPENSATION

The following table summarizes the target cash and equity compensation approved by the Board of Directors for each of the executive officers named in the Summary Compensation Table for 2023 through 2025. See “SUMMARY COMPENSATION TABLE” below for actual compensation earned by the Named Executive Officers in 2023, 2024 and 2025.

TARGET COMPENSATION TABLE

		Cash Compensation				Equity Compensation
Named Executive Officer and Principal Position	Year	Salary (1)	Bonus	Profit Sharing (2)	Performance Based Non-Equity Compensation Opportunity	Performance Based Stock Award Opportunity (3)	Retention Award Opportunity (4)	All Other Compensation (5)	Total Target Compensation
Todd W. Seyfert President and Chief Executive Officer (Effective March 1, 2025)	2025	$750,000	$0	$112,500	$750,000	$1,712,100	$1,332,100	$31,500	$4,688,200
Christopher J. Killoy President and Chief Executive Officer (until March 1, 2025)	2025	$825,000	$0	$123,750	$825,000	$1,031,250	$1,031,250	$31,500	$3,867,750
	2024	$825,000	$0	$123,750	$825,000	$1,031,250	$1,031,250	$31,050	$3,867,300
	2023	$775,000	$0	$116,250	$775,000	$968,750	$968,750	$29,700	$3,633,450
Thomas A. Dineen Senior Vice President, Treasurer and Chief Financial Officer	2025	$475,000	$0	$71,250	$356,250	$475,000	$475,000	$31,500	$1,884,000
	2024	$475,000	$0	$71,250	$356,250	$475,000	$475,000	$31,050	$1,883,550
	2023	$450,000	$0	$67,500	$337,500	$450,000	$450,000	$29,700	$1,784,700
Kevin B. Reid, Sr. Vice President, General Counsel (until May 29, 2025)	2025	$400,000	$0	$60,000	$300,000	$300,000	$300,000	$31,500	$1,391,500
	2024	$400,000	$0	$60,000	$300,000	$300,000	$300,000	$31,050	$1,391,050
	2023	$360,000	$0	$54,000	$270,000	$270,000	$270,000	$29,700	$1,253,700
Sarah F. Colbert Senior Vice President, Corporate Secretary and General Counsel (effective May 29, 2025)	2025	$350,000	$0	$52,500	$233,450	$233,450	$233,450	$31,500	$1,134,350
Shawn C. Leska Vice President of Sales and Product Strategy	2025	$350,000	$0	$52,500	$233,450	$233,500	$233,500	$31,500	$1,134,350
	2024	$350,000	$0	$52,500	$233,450	$233,500	$233,500	$31,050	$1,133,900
	2023	$325,000	$0	$48,750	$216,775	$216,775	$216,775	$29,700	$1,053,775
Robert J. Werkmeister Senior Vice President of Marketing and Customer Experience	2025	$350,000	$0	$52,500	$233,450	$233,450	$233,450	$31,500	$1,134,350

Notes to Target Compensation Table

(1)     Salary increases, if any, for the Named Executive Officers are generally approved at the first Board meeting of each calendar year, and are effective as soon as practicable thereafter. Target salary amounts may therefore not tie to actual salaries shown in the “SUMMARY COMPENSATION TABLE” below.

(2)     When considering target compensation, profit sharing percentage is estimated to equal approximately 15% of the Named Executive Officer’s base salary.

(3)     Represents performance-based RSU awards as described in the Compensation Discussion and Analysis section titled, “How are Equity Compensation Awards Determined?”

(4)     The NEOs received annual RSU retention awards equal to their annual performance-based equity compensation opportunity.

(5)    Represents the employer matching contributions made under the Company’s 401(k) Plan. Actual “All Other Compensation” received may include additional “fringe benefit” items as shown in the “SUMMARY ALL OTHER COMPENSATION TABLE” below.

2025 Summary Compensation Table

The following table summarizes total compensation paid or earned by the Company’s Named Executive Officers during 2025.

		Cash Compensation				Equity Compensation
Named Executive Officer and Principal Position	Year	Salary	Bonus	Profit Sharing (1)	Performance Based Non-Equity Compensation Awards (2)	Stock Option Awards	Performance Based Stock Awards (3)	Time Based Stock Awards (4)	Change in Pension Value, Non-qualified Deferred Compensation Earnings	All Other Compensation (5)	Total Compensation
Todd W. Seyfert President and Chief Executive Officer (Effective March 1, 2025)	2025	$625,000	$150,000	$15,948	$0	$0	$1,767,695	$1,332,100	$0	$379,360	$4,270,103
Christopher J. Killoy President and Chief Executive Officer (until March 1, 2025)	2025	$339,577	$0	$16,360	$0	$0	$1,092,351	$1,150,367	$0	$345,437	$2,944,092
	2024	$825,000	$0	$39,378	$493,350	$0	$1,067,885	$1,031,300	$0	$45,529	$3,502,442
	2023	$793,750	$0	$58,247	$553,244	$0	$999,300	$968,800	$0	$37,956	$3,411,212
Thomas A. Dineen Senior Vice President, Treasurer and Chief Financial Officer	2025	$475,000	$71,250	$14,674	$0	$0	$503,168	$475,000	$0	$36,402	$1,575,494
	2024	$475,000	$0	$22,673	$213,038	$0	$491,851	$475,000	$0	$35,952	$1,713,514
	2023	$459,375	$0	$33,757	$240,138	$0	$464,128	$450,000	$0	$34,602	$1,682,000
Kevin B. Reid, Sr. Vice President, General Counsel (until May 29, 2025)	2025	$400,000	$60,000	$12,358	$0	$0	$317,791	$300,000	$0	$39,024	$1,129,173
	2024	$400,000	$0	$19,093	$179,400	$0	$310,643	$300,000	$0	$38,574	$1,247,710
	2023	$375,000	$0	$27,323	$196,031	$0	$278,477	$270,000	$0	$37,224	$1,184,055
Sarah F. Colbert Senior Vice President, Corporate Secretary and General Counsel (effective May 29, 2025)	2025	$363,125	$48,417	$11,098	$0	$0	$247,347	$233,500	$0	$34,850	$938,337
Shawn C. Leska Vice President of Sales and Product Strategy	2025	$363,125	$48,417	$11,098	$0	$0	$247,347	$233,500	$0	$34,122	$937,609
	2024	$350,000	$0	$16,705	$139,533	$0	$241,732	$233,500	$0	$33,672	$1,015,092
	2023	$334,375	$0	$24,490	$155,373	$0	$223,607	$216,800	$0	$32,279	$986,924
Robert J. Werkmeister Senior Vice President of Marketing and Customer Experience	2025	$363,125	$48,417	$11,098	$0	$0	$247,347	$233,500	$0	$34,122	$937,609

Notes to Summary Compensation Table

(1)    See Compensation Discussion and Analysis section titled, “How are Profit Sharing and Bonuses Determined?” above for an explanation of how the discretionary bonus paid to our Named Executive Officers for performance in 2025 is determined.

(2)    See Compensation Discussion and Analysis section titled, “How are Profit Sharing and Bonuses Determined?” above for an explanation of how the amount of profit sharing is determined and then allocated amongst recipients.

(3)    See Note 16 of the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 regarding assumptions underlying valuation of equity awards. Any estimate of forfeitures related to service-based vesting conditions are disregarded pursuant to the SEC Rules. See “OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2025 TABLE” below for further information regarding RSUs granted to each Named Executive Officer. The grant date fair value of the performance-based RSUs, if paid at maximum performance, is $3,888,900, $2,403,500, $1,007,000, $699,200, $544,300, $544,300 and $544,300 for Mr. Seyfert, Mr. Killoy, Mr. Dineen, Mr. Reid, Ms. Colbert, Mr. Leska and Mr. Werkmeister, respectively. Amounts previously reported for the performance-based RSUs in 2024 and 2023 have been revised to reflect the calculation of their market value using the Monte Carlo valuation method.

(4)    This column represents time-based retention awards subject to continued employment until, and cliff vesting as of the vesting date or upon the occurrence of certain specified acceleration events.

(5)    See “SUMMARY ALL OTHER COMPENSATION TABLE” below for additional information.

Summary All Other Compensation Table

Named Executive Officer	Year	Value of Perquisites Received (1)	Premiums Paid by the Company for Group Term Life Insurance	Company Matching and Discretionary 401(k) Plan Contributions (2)	Accrued Dividends Related to Equity Awards	Director Fees (3)	Consulting Fees (4)	Total
Todd W. Seyfert	2025	$345,000	$2,860	$31,500	$0	$0	$0	$379,360
Christopher J. Killoy (5)	2025	$81,102	$6,033	$31,500	$0	$64,166	$162,636	$345,437
	2024	$0	$14,479	$31,050	$0	$0	$0	$45,529
	2023	$732	$7,524	$29,700	$0	$0	$0	$37,956
Thomas A Dineen	2025	$0	$4,902	$31,500	$0	$0	$0	$36,402
	2024	$0	$4,902	$31,050	$0	$0	$0	$35,952
	2023	$0	$4,902	$29,700	$0	$0	$0	$34,602
Kevin B. Reid, Sr.	2025	$0	$7,524	$31,500	$0	$0	$0	$39,024
	2024	$0	$7,524	$31,050	$0	$0	$0	$38,574
	2023	$0	$7,524	$29,700	$0	$0	$0	$37,224
Sarah F. Colbert	2025	$1,640	$1,710	$31,500	$0	$0	$0	$34,850
Shawn C. Leska	2025	$0	$2,622	$31,500	$0	$0	$0	$34,122
	2024	$0	$2,579	$31,050	$0	$0	$0	$33,672
	2023	$0	$2,579	$29,700	$0	$0	$0	$32,279
Robert J. Werkmeister	2025	$0	$2,622	$31,500	$0	$0	$0	$34,122

Notes to All Other Compensation Table

(1)    Represents the reportable taxable value of Company products received, for travel expenses, and for executive physicals for Named Executive Officers. Includes Mr. Seyfert receiving $345,000 in cash from the Company to compensate Mr. Seyfert for vested or earned incentive compensation with respect to the performance of Mr. Seyfert or his former employer in 2024 that was forfeited by Mr. Seyfert with respect to his prior employment as a result of entering into the Seyfert Agreement and unused paid time off payout for Mr. Killoy upon his retirement from the Company in 2025.

(2)    Consists of matching contributions made under the Company’s 401(k) Plan to the Named Executive Officers who participated in the 401(k) Plan, based on their deferrals for each 401(k) Plan year. Also includes supplemental employer discretionary contributions made to all plan participants.

(3)    Represents base annual retainer compensation paid to Mr. Killoy as a non-management Director following his retirement from the Company on May 29, 2025. See “EXECUTIVE EMPLOYMENT AGREEMENTS” below for additional information.

(4)    Represents consulting fees paid to Mr. Killoy under his consulting agreement following his retirement from the Company on May 29, 2025. See “EXECUTIVE EMPLOYMENT AGREEMENTS” below for additional information.

(5)    The amount previously reported for Mr. Killoy’s 2024 group term life insurance has been revised to correct the amount paid by the Company.

GRANTS OF PLAN-BASED AWARDS TABLE

The following Grants of Plan-Based Awards table accompanies the Summary Compensation Table and provides additional detail regarding grants of incentive-plan based equity awards made in 2025.

Named Executive Officer	Grant Date	Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All other stock awards: Number of shares of stock or units (#)(3)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Share)	Grant date fair value of stock and option awards (4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Todd W. Seyfert	1/1/25	$375,000	$750,000	$1,500,000	-	-	-	-	-	-	-
	3/1/25	-	-	-	-	-	-	23,758	-	-	$937,500
	3/1/25	-	-	-	237	23,758	47,516	-	-	-	$993,095
	3/3/25	-	-	-	-	-	-	10,000	-	-	$394,600
	3/3/25	-	-	-	-	30,000	-	-	-	-	$774,600
Christopher J. Killoy	1/1/25	$412,500	$825,000	$1,650,000	-	-	-	-	-	-	-
	3/1/25	-	-	-	-	-	-	26,134	-	-	$1,031,200
	3/1/25	-	-	-	261	26,134	52,268	-	-	-	$1,092,351
	5/30/25	-	-	-	-	-	-	1,324	-	-	$47,667
	5/30/25	-	-	-	-	-	-	1,986	-	-	$71,500
Thomas A. Dineen	1/1/25	$178,200	$356,300	$712,500	-	-	-	-	-	-	-
	3/1/25	-	-	-	-	-	-	12,038	-	-	$475,000
	3/1/25	-	-	-	120	12,038	24,076	-	-	-	$503,168
Kevin B. Reid, Sr.	1/1/25	$150,000	$300,000	$600,000	-	-	-	-	-	-	-
	3/1/25	-	-	-	-	-	-	7,603	-	-	$300,000
	3/1/25	-	-	-	76	7,603	15,206	-	-	-	$317,791
Sarah F. Colbert	1/1/25	$116,800	$223,500	$466,900	-	-	-	-	-	-	-
	3/1/25	-	-	-	-	-	-	5,916	-	-	$233,500
	3/1/25	-	-	-	59	5,916	11,836	-	-	-	$247,347
Shawn C. Leska	1/1/25	$116,800	$223,500	$466,900	-	-	-	-	-	-	-
	3/1/25	-	-	-	-	-	-	5,916	-	-	$233,500
	3/1/25	-	-	-	59	5,916	11,836	-	-	-	$247,347
Robert J. Werkmeister	1/1/25	$116,800	$223,500	$466,900	-	-	-	-	-	-	-
	3/1/25	-	-	-	-	-	-	5,916	-	-	$233,500
	3/1/25	-	-	-	59	5,916	11,836	-	-	-	$247,347

Notes to Grant of Plan-Based Awards Table

(1)    Each of our executive officers receive cash incentive compensation for our company-wide financial performance as a result of our achieving the pre-established targets set out in our Annual Performance-based Non-equity Incentive (the Annual Cash Bonus). The amounts in these columns represent the estimated possible payouts that could have occurred under the Annual Performance-based Non-equity Incentive. As described in Compensation Discussion and Analysis section titled, “How are Profit Sharing and Bonuses Determined?” above no portion of the 2025 Annual Cash Bonus was earned.

(2)    This column sets forth the number of shares of Common Stock underlying the RSU awards with performance-based and time-based vesting conditions that were granted to the Named Executive Officers. The performance-based vesting conditions are based on the return on net operating assets and TSR. If the Named Executive Officers do not satisfy the performance-based vesting conditions with respect to such RSU awards, or the Named Executive Officers leave the Company prior to the end of the time-based vesting period (other than by reason of retirement, death, or disability), such awards will not vest, and the Named Executive Officers will not receive any shares of Common Stock or other payments with respect to such awards. See Compensation Discussion and Analysis section titled “How are Equity Compensation Awards Determined?” above for further information regarding the Named Executive Officers’ performance-based RSU compensation.

(3)    This column sets forth the number of shares of Common Stock underlying the RSU awards with time-based vesting conditions that were granted to the Named Executive Officers. See Compensation Discussion and Analysis section titled “How are Equity Compensation Awards Determined?” above for further information.

(4)    Amounts shown represent the total grant date fair value calculated in accordance with the provisions of FASB ASC 718, and are shown at the target unit value expected upon achievement of the performance or time-based goals of the awards. See Note 16 of the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 regarding assumptions underlying valuation of equity awards. Any estimate of forfeitures related to service-based vesting conditions are disregarded pursuant to the SEC Rules.

EXECUTIVE EMPLOYMENT AGREEMENTS

On January 15, 2025, the Company entered into an Employment Agreement (the “Seyfert Agreement”) with Mr. Todd W. Seyfert, who became the President and Chief Executive Officer of the Company on March 1, 2025.

Pursuant to the Seyfert Agreement: (i) Mr. Seyfert serves as President and Chief Executive Officer of the Company, Mr. Seyfert was nominated for election to the Company’s Board at the 2025 Annual Meeting of Stockholders, and, following the approval of the Company’s stockholders at the Meeting, Mr. Seyfert was appointment to the Company’s Board as a director, (ii) Mr. Seyfert is to be paid a base salary at a rate of not less than $750,000 per annum, (iii) Mr. Seyfert is eligible to receive, during the period he serves as Chief Executive Officer of the Company, an annual target cash performance bonus equal to 100% of his Base Salary (as defined therein), and equity-based incentive compensation and annual retention equity-based incentive compensation, each equal to 125% of his Base Salary, (iv) Mr. Seyfert received $345,000 in cash from the Company to compensate Mr. Seyfert for vested or earned incentive compensation with respect to the performance of Mr. Seyfert or his former employer in 2024 that was forfeited by Mr. Seyfert with respect to his prior employment as a result of entering into the Seyfert Agreement and performing his obligations thereunder, (v) Mr. Seyfert received a one-time award of 40,000 RSUs, which shall convert into shares of the Company’s Common Stock on a one-to-one basis when vested, a portion of which is subject to time-based vesting and a portion of which is subject to performance-based vesting, (vi) if Mr. Seyfert is terminated by the Company without Cause (as defined therein) or if Mr. Seyfert terminates his employment with Good Reason (as defined therein), in each case prior to any Change in Control (as defined therein) of the Company, (a) Mr. Seyfert shall be entitled to receive a lump sum cash payment equal to 18 months of Base Salary, (b) the prorated portion of Mr. Seyfert’s then-outstanding Retention Restricted Stock Unit Awards and Performance Restricted Stock Unit Awards (as defined in the Seyfert Agreement) shall vest and be paid in accordance with their terms and (c) Mr. Seyfert shall be entitled to continued medical insurance benefits for the period not to exceed 18 months from the date Mr. Seyfert’s employment with the Company terminates, (vii) if a Change in Control occurs and, within 24 months thereafter, if Mr. Seyfert is terminated by the Company without Cause or if Mr. Seyfert terminates his employment with Good Reason, (a) Mr. Seyfert shall be entitled to receive a lump sum cash payment equal to 24 months of Annual Compensation (as defined therein), (b) Mr. Seyfert’s then-outstanding Retention Restricted Stock Unit Awards and Performance Restricted Stock Unit Awards shall fully vest and be paid in a lump sum equal to the cash value of the subject vested shares of Common Stock as of the effective date of such Change in Control and (c) Mr. Seyfert shall be entitled to continued medical insurance benefits for the period not to exceed 24 months from the date Mr. Seyfert’s employment with the Company terminates and (viii) Mr. Seyfert is prohibited from engaging in certain activities that compete or interfere with the Company during his employment with the Company and for 2 years thereafter. The compensation paid to Mr. Seyfert under the Seyfert Agreement is not related to, or predicated upon, his past, present or future service as a Director.

On February 20, 2025, the Company entered into a Second Amended and Restated Agreement (the “Amended Killoy Agreement”) with Christopher J. Killoy, the Company’s Chief Executive Officer at that time.

The Amended Killoy Agreement provided or provides for: (i) Mr. Killoy, following his March 1, 2025 resignation as Chief Executive Officer, to be employed as Special Advisor to the CEO and Board of Directors until the date of the 2025 Annual Meeting of Stockholders, at his then-present rate of compensation, (ii) Mr. Killoy to resign from his position as Special Advisor to the CEO and Board of Directors on the date of the 2025 Annual Meeting of Stockholders and thereafter be engaged by the Company as a consultant for a period of 36 months, (iii) the Company to compensate Mr. Killoy for such consulting services at the rate of $275,000 per annum during such consulting period, (iv) the continued vesting of Mr. Killoy’s restricted stock unit awards as if Mr. Killoy remained employed as the CEO of the Company, and (v) a prohibition against Mr. Killoy engaging in certain activities that compete or interfere with the Company during the period he is providing services under the Amended Killoy Agreement. The compensation paid to Mr. Killoy under the Amended Killoy Agreement is not related to, or predicated upon, his past, present, or future service as a Director.

Outstanding Equity Awards at Fiscal Year-End 2025 Table

The following table reflects outstanding equity grants as of December 31, 2025 for the Named Executive Officers.

	STOCK AWARDS (1) (2)
Named Executive Officer	Award	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (3)	Equity incentive plan awards: Number of unearned Shares, Units or Other Rights That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (3)
Todd W. Seyfert	2025 Retention RSU	23,758	$775,699	-	$-
	2025 Performance-Based RSU	214	$6,987	15,862	$517,894
	2025 One-Time RSU	10,000	$326,500	-	$-
	2025 One-Time RSU	-	$-	30,000	$979,500
Christopher J. Killoy	2025 Retention RSU	26,134	$853,275	-	$-
	2025 Performance-Based RSU	235	$7,673	17,449	$569,710
	2025 Director Restricted Stock	1,324	$43,229	-	$-
	2025 Director RSU	1,986	$64,843	-	$-
	2024 Retention RSU	23,847	$778,605	-	$-
	2024 Performance-Based RSU	858	$28,014	8,044	$262,637
	2023 Retention RSU	18,266	$596,385	-	$-
	2023 Performance-Based RSU	1,644	$53,677	-	$-
Thomas A. Dineen	2025 Retention RSU	12,038	$393,041	-	$-
	2025 Performance-Based RSU	108	$3,526	8,037	$262,408
	2024 Retention RSU	10,984	$358,628	-	$-
	2024 Performance-Based RSU	395	$12,897	3,705	$120,968
	2023 Retention RSU	8,485	$277,035	-	$-
	2023 Performance-Based RSU	764	$24,945	-	$-
Kevin B. Reid, Sr.	2025 Retention RSU	7,603	$248,238	-	$-
	2025 Performance-Based RSU	68	$2,220	5,076	$165,732
	2024 Retention RSU	6,937	$226,493	-	$-
	2024 Performance-Based RSU	277	$8,163	2,340	$76,401
	2023 Retention RSU	5,091	$166,221	-	$-
	2023 Performance-Based RSU	458	$14,954	-	$-
Sarah F. Colbert	2025 Retention RSU	5,916	$193,157	-	$-
	2025 Performance-Based RSU	53	$1,730	3,950	$128,968
	2024 Retention RSU	5,398	$176,245	-	$-
	2024 Performance-Based RSU	194	$6,334	1,821	$59,456
	2023 Retention RSU	3,962	$129,359	-	$-
	2023 Performance-Based RSU	357	$11,656	-	$-
Shawn C. Leska	2025 Retention RSU	5,916	$193,157	-	$-
	2025 Performance-Based RSU	53	$1,730	3,950	$128,968
	2024 Retention RSU	5,398	$176,245	-	$-
	2024 Performance-Based RSU	194	$6,334	1,821	$59,456
	2023 Retention RSU	4,087	$133,441	-	$-
	2023 Performance-Based RSU	368	$12,015	-	$-
Robert J. Werkmeister	2025 Retention RSU	5,916	$193,157	-	$-
	2025 Performance-Based RSU	53	$1,730	3,950	$128,968
	2024 Retention RSU	5,398	$176,245	-	$-
	2024 Performance-Based RSU	194	$6,334	1,821	$59,456
	2023 Retention RSU	3,962	$129,359	-	$-
	2023 Performance-Based RSU	357	$11,656	-	$-

Notes to Outstanding Equity Awards at Fiscal Year End Table

(1)    Awards of restricted stock unit awards include:

•        Performance-based RSUs: Performance-based RSUs have performance triggers, as described in “How are Equity Compensation Awards Determined”. Performance is measured after each of three annual performance periods and any earned tranches are subject to continued employment through the end of the three-year performance period and the TSR modification. For awards identified as Performance-Based RSUs, the number of shares listed in the “Number of Shares or Units of Stock That Have Not Vested” represents the number of shares for which performance goals have been earned and that would not be forfeited even if a downward TSR adjustment is made, but that remain subject to service-based vesting. The number of shares in the column “Equity incentive plan awards: Number of unearned Shares, Units or Other Rights That Have Not Vested” represents (i) the portion of the award for which the annual performance period has not been completed and (ii) the portion of the award for which the annual performance period has been completed, but which portion of shares remain subject to the TSR modifier.

•        Time-Based RSUs: The Retention RSUs for 2023, 2024, and 2025 are time-based retention awards and are subject to continued employment until, and cliff vesting on March 1, 2026, February 28, 2027 and March 3, 2028, respectively, or upon the occurrence of certain specified acceleration events.

(2)    There were no outstanding option awards for the Named Executive Officers as of December 31, 2025.

(3)    Amounts shown represent the fair market value of the awards based on the $32.65 closing price of the Company’s Common Stock on December 31, 2025.

OPTION EXERCISES AND STOCK VESTED IN 2025 TABLE

The following table sets forth the value of equity realized by the Named Executive Officers upon the vesting of RSUs that converted into shares of stock or cash during 2025. (For further information on stock options and grants made in 2025 to the Named Executive Officers, see the “GRANTS OF PLAN-BASED AWARDS TABLE” above.)

	Stock Awards
Named Executive Officer	Number of Shares Acquired Upon Vesting (1)	Value Realized Upon Vesting (2)
Todd W. Seyfert	0	$0
Christopher J. Killoy	15,497	$612,023
Thomas A. Dineen	7,527	$297,264
Kevin B. Reid, Sr.	4,317	$170,491
Sarah F. Colbert	3,260	$128,747
Shawn C. Leska	3,556	$140,437
Robert J. Werkmeister	3,260	$128,747
Total	37,381	$1,477,709

Notes to Options Exercised and Stock Vested Table

(1)    The amounts shown represent the aggregate gross number of shares (or equivalent cash value) acquired by the Named Executive Officers upon the vesting of stock awards.

(2)    The amounts shown represent the aggregate dollar amount realized by the Named Executive Officers upon the vesting of stock awards. The aggregate dollar amount realized upon the vesting of stock awards is calculated by multiplying the number of shares of stock vested by the closing price of the Common Stock on the vesting date.

Potential Payments upon Termination or Change in Control

Payments On Change In Control

In the event of a potential change in control of the Company, it is vitally important that executives be able to continue working in the best interest of our stockholders. For that reason, the Company has entered into severance agreements with each current Named Executive Officer (with Mr. Killoy’s and Mr. Reid’s severance agreements having expired during 2025) or, in the case of Mr. Seyfert, an employment agreement, designed to provide salary and medical benefit continuance in the event of the termination of his or her employment under certain circumstances. The Company’s severance agreements are not employment contracts and do not specify an employment term, compensation levels or other terms or conditions of employment. There are also change-in-control provisions in the Company’s restricted stock unit award agreements.

Covered Terminations and Severance Payments Pursuant to the Seyfert Agreement and Severance Agreements

The Company is party to the Seyfert Agreement and party to a Severance Agreement with each of Thomas A. Dineen, Shawn C. Leska, Robert J. Werkmeister, and Sarah F. Colbert. Each of the Seyfert Agreement and each Severance Agreement provides for severance benefits, if, during the term of such agreement: (i) prior to the occurrence of a Change in Control (as defined therein), the Company terminates the employment of such named executive officer without Cause (as defined therein) or such named executive officer terminates his or her employment for Good Reason (as defined therein); or (ii) within 24 months after the effective date of a Change in Control, the Company terminates the employment of such named executive officer without Cause or such named executive officer terminates his or her employment for Good Reason.

The Seyfert Agreement and each Severance Agreement provide for severance benefits consisting of the following primary components, subject to the Named Executive Officer’s execution of a release:

•        if, prior to the occurrence of a Change in Control, the Company terminates the employment of such Named Executive Officer without Cause or such Named Executive Officer terminates his or her employment for Good Reason, (i) such named executive officer shall be entitled to a lump sum cash payment equal to 18 months of base salary; (ii) the prorated portion of such named executive officer’s then-outstanding Retention RSUs and performance-based RSUs shall vest and be paid in accordance with their terms; and (iii) such Named Executive Officer shall be entitled to continued medical insurance benefits for the period not to exceed 18 months from the date such Named Executive Officer’s employment with the Company terminates; or

•        if, within 24 months after the effective date of a Change in Control, the Company terminates the employment of such Named Executive Officer without Cause or such named executive officer terminates his or her employment for Good Reason, (i) such Named Executive Officer shall be entitled to a lump sum cash payment equal to 24 months of the sum of (a) base salary plus (b) target annual bonus; (ii) such Named Executive Officer’s then-outstanding Retention RSUs and performance-based RSUs shall fully vest and be paid in a lump equal to the cash value of the subject vested shares of Common Stock as of the effective date of such Change in Control; and (iii) such Named Executive Officer shall be entitled to continued medical insurance benefits for the period not to exceed 24 months from the date such Named Executive Officer’s employment with the Company terminates.

Each Severance Agreement has a one-year term, subject to automatic extension for additional one-year periods on each anniversary of the date it was entered into by the parties unless (i) the Named Executive Officer gives notice of his or her intent to terminate their employment, or otherwise terminates their employment, before such date or (ii) the Company gives written notice to the named executive officer of the termination of such automatic extensions at least 360 days prior to such date.

The amount of severance and benefits are generally determined based on competitive market practices for executives at this level. The Compensation Committee also takes into consideration that executives at this level generally require a longer timeframe to find comparable jobs because there are fewer jobs at this level in the market and often have a large percentage of their personal wealth dependent on the status of the Company, given the fact that a large part of their compensation is equity-based.

Change In Control Events and Severance Benefits Not Covered by the Seyfert Agreement or the Severance Agreements

The 2023 Stock Incentive Plan provides for accelerated vesting under certain circumstances of stock awards that an executive has already received upon the occurrence of a change in control, but does not provide for additional payments or awards. The 2023 Stock Incentive Plan provides for “double trigger” change in control accelerated vesting for stock awards, which means that the vesting, settlement deferral and/or forfeiture provisions (including any applicable performance-based vesting conditions) for stock awards that are assumed, substituted, or otherwise continued in connection with a change in control event will not lapse or be deemed to have been satisfied by reason of the occurrence of a change in control unless the subject executive’s employment or service with the Company is, thereafter, (i) terminated by the Company or its successor without “cause” (as defined in the 2023 Stock Incentive Plan) or (ii) by such executive for “good reason” (as defined in the 2023 Stock Incentive Plan).

Change In Control Definition

Generally, under the severance agreements and the 2023 Stock Incentive Plan, a “Change in Control” will be deemed to have occurred:

•        When any person acquires a significant percentage of the voting power of the Company (30% or more under the 2023 Stock Incentive Plan);

•        If a majority of the Board members change, unless the new Directors are elected or nominated for election by at least two-thirds of the existing Board members;

•        Upon the acquisition of all or substantially all of the Company’s assets;

•        Upon the merger or consolidation of the Company with any other person, other than a merger or consolidation (i) pursuant to which the voting securities of the Company outstanding immediately prior to such merger or consolidation continue to represent at least a majority of the combined voting power of the securities of the Company, the surviving entity or any parent company outstanding immediately after such merger or consolidation or (ii) that is effected solely to implement a recapitalization of the Company in which no person is or becomes the owner of securities representing 30% or more of the combined voting power of the Company’s then outstanding securities under the 2023 Stock Incentive Plan; or

•        Upon the liquidation or dissolution of the Company (with approval of the stockholders).

Termination by Death or Disability

In the event of death or disability, executives receive no payment other than through life insurance or disability insurance available to salaried employees generally. The performance-based RSUs and time-based RSUs vest in the event of the death or disability of the recipient, subject to the terms of the award agreements.

In the event of termination by death or disability, the executive or his or her estate will receive his or her bonus to the extent earned.

Termination by Retirement

Employees are eligible for normal retirement when they have worked for the Company for at least five years and reached age 65 and are eligible for early retirement when they have worked for the Company for at least 10 years and reached age 59-1/2. Subject to the terms of the applicable award agreements, performance-based equity awards made prior to 2024 provide for partial vesting in the event of the retirement of the recipient for each completed fiscal year in the three-year performance period. For performance-based equity awards made to named executive officers in 2024 and thereafter, such performance-based equity awards will continue to vest in accordance with their terms in the event of retirement before their vesting date, provided that any such retirement meets certain specified criteria, including the provision of six months’ notice to the Company and the Company’s acceptance of such retirement. For awards made prior to 2024, retention-based restricted stock unit awards will be forfeited in the event of retirement before their vesting date. For retention-based restricted stock unit awards made to named executive officers in 2024 and thereafter, such retention-based restricted stock unit awards will continue to vest in accordance with their terms in the event of retirement before their vesting date, provided that any such retirement meets certain specified criteria, including the provision of six months’ notice to the Company and the Company’s acceptance of such retirement.

Pursuant to the terms of our annual bonus program, in the event of termination by retirement, the executive will receive his or her bonus to the extent earned.

Voluntary and Involuntary Termination

The severance benefits to which Named Executive Officers are entitled in the case of termination by the Company without cause or by such Named Executive Officer with good reason are described in the foregoing section entitled “Covered Terminations and Severance Payments Pursuant to Change In Control Agreements.”

Performance-based restricted stock awards provide for partial vesting in the event of an involuntary termination of the recipient’s employment with the Company without cause for each completed fiscal year in the three-year performance period. In the case of involuntary termination without cause, retention-based stock unit awards will be issuable based on the number of days of service elapsed since the award date divided by the number of days from the award date to the full vesting date.

If any employee voluntarily or involuntarily without cause terminates his or her employment, the employee will receive his or her bonus to the extent earned. If an employee is terminated for cause, any bonus is forfeited.

Amended Killoy Agreement

Pursuant to the Amended Killoy Agreement, Mr. Killoy’s Term of Employment (as defined therein) automatically terminated on the date of the 2025 Annual Meeting of Stockholders (referred as the Transition Date therein). Thereafter, Mr. Killoy began providing certain consulting services to the Company as an independent contractor, continuing for a period of thirty-six months. Effective upon Mr. Killoy’s termination of employment and transition to a consultancy role, Mr. Killoy was no longer eligible for severance payments or benefits.

Retention and Transition Agreements

The Company may enter into retention or “transition” agreements from time to time with executives who retire or voluntarily terminate their employment with the Company in order to facilitate the management transition of the executives’ areas of responsibility. There are no transition agreements in effect as of the date of this Proxy Statement, other than the Reid Agreement, which provides for: (i) Mr. Reid to continue working for the Company as Senior Counsel until his retirement on June 30, 2026, and (ii) the Company to provide Mr. Reid with base salary of $400,000 per annum from June 30, 2025 through June 30, 2026. If Mr. Reid’s employment is terminated prior to June 30, 2026 by the Company without Cause or Mr. Reid for Good Reason (each as defined in the Reid Agreement), Mr. Reid would receive payment of the remainder of his base salary due through June 30, 2026.

POTENTIAL AND ACTUAL PAYMENTS UNDER SEVERANCE AGREEMENTS TABLE

The table below sets forth the terms and estimated potential payments and benefits provided in each termination circumstance for the Company’s Named Executive Officers as of December 31, 2025. The potential amounts shown in the table do not include payments and benefits to the extent that they are provided on a non-discriminatory basis to the Company’s salaried employees generally. A “Change in Control Termination” refers to the Named Executive Officer’s termination without Cause or resignation for Good Reason in connection with a Change in Control (as each term is defined in the applicable governing agreement) and a “Non-CIC Termination” refers to a Named Executive Officer’s termination without Cause or resignation for Good Reason outside of a Change in Control.

Named Executive Officer	Cash Severance (1)	Performance- Based Non-Equity Compensation Payment (2)	Market Value of Equity Awards-That Vest (3)	Continuation of Medical Welfare Benefits (4)	Aggregate Payments
Todd W. Seyfert
Change In Control Termination	$1,500,000	$1,500,000	$2,857,397	$32,900	$5,890,297
Non-CIC Termination	$1,125,000	-	$291,238	$24,675	$1,440,913
Retirement	n/a	-	-	-	-
Death or Disability	n/a	-	$2,857,397	-	$2,857,397
Thomas A. Dineen
Change In Control Termination	$950,000	$712,500	$2,057,407	$32,900	$3,752,807
Non-CIC Termination	$712,500	-	$633,181	$24,675	$1,370,356
Retirement	n/a	-	-	-	-
Death or Disability	n/a	-	$2,057,407	-	$2,057,407
Kevin B. Reid, Sr.
Change In Control Termination	$200,000	$150,000	$1,281,904	$32,900	$1,664,804
Non-CIC Termination	$200,000	-	$390,821	$24,675	$615,496
Retirement	n/a	-	-	-	-
Death or Disability	n/a	-	$1,281,904	-	$1,281,904
Sarah F. Colbert
Change In Control Termination	$770,000	$513,359	$997,523	$32,900	$2,313,782
Non-CIC Termination	$577,500	-	$304,167	$24,675	$906,342
Retirement	n/a	-	-	-	-
Death or Disability	n/a	-	$997,523	-	$997,523
Shawn C. Leska
Change In Control Termination	$770,000	$513,359	$1,005,685	$32,900	$2,321,944
Non-CIC Termination	$577,500	-	$308,379	$24,675	$910,554
Retirement	n/a	-	-	-	-
Death or Disability	n/a	-	$1,005,685	-	$1,005,685
Robert J. Werkmeister
Change In Control Termination	$770,000	$513,359	$997,523	$32,900	$2,313,782
Non-CIC Termination	$577,500	-	$304,167	$24,675	$906,342
Retirement	n/a	-	-	-	-
Death or Disability	n/a	-	$997,523	-	$997,523

Notes to Potential and Actual Payments Under Severance Agreements Table

(1)    If the Named Executive Officer is terminated due to death, disability or retirement or is terminated without cause, the named executive officer would be entitled to the receive his or her annual performance-based bonus to the extent earned, which under Retirement or Death or Disability shall be prorated. As discussed further in this Proxy Statement, the annual bonus was not achieved during 2025. Pursuant to the terms of the Severance Agreements, in the event of a Change in Control, severance payments will include a component equal to 24 months of 100% of bonus target.

(2)    Includes RSU awards subject to vesting.

(3)    Includes continuation of health insurance coverage assuming family coverage for potential severance recipients.

PENSION PLANS

All employees, including the individuals named in the Summary Compensation Table above, are eligible to participate in the Company’s 401(k) Plan, subject to IRS plan limits. The 401(k) Plan provides participation and immediate vesting upon three months of service, a safe harbor match for all participants and supplemental discretionary employer contributions for all eligible employees.